Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273828

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED JULY 16, 2024

TO THE PROSPECTUS DATED FEBRUARY 7, 2024

This Supplement No. 6 supplements, and should be read in conjunction with our prospectus dated February 7, 2024, Supplement No. 1 dated February 15, 2024, Supplement No. 2 dated March 19, 2024, Supplement No. 3 dated April 17, 2024, Supplement No. 4 dated May 16, 2024, and Supplement No. 5 dated June 18, 2024. Defined terms used in this Supplement No. 6 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•
to update the transaction price for Class S, Class I, Class T and Class D shares of our common stock as of August 1, 2024;
•
to disclose the calculation of our June 30, 2024 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
•
to update our portfolio disclosure;
•
to provide an update regarding our credit facility; and
•
to provide an update on the status of our current public offering (the “Offering”).

August 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2024 (and repurchases as of July 31, 2024) is as follows:

Transaction Price (per share)
Class S	$21.44
Class I	$21.46
Class T	$21.44
Class D	$21.45

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

June 30, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. to serve as our independent valuation firm (“Independent Valuation Firm”). Our advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	June 30, 2024	May 31, 2024
Investment in real estate	$1,010,868,000	$1,014,368,000
Investments in real estate-related assets	31,467,483	33,341,369
Investment in debt securities	—	—
Cash and cash equivalents and restricted cash	34,645,147	40,708,305
Other assets	11,055,737	10,494,797
Debt obligations (at fair market value)	(482,943,567)	(480,379,901)
Due to related parties(1)	(10,383,996)	(10,069,711)
Accounts payable and other liabilities	(18,040,619)	(20,227,832)
Accrued performance participation allocation	—	—
Distribution fee payable the following month(2)	(26,020)	(27,920)
Non-controlling interests in subsidiaries	(283,821,074)	(287,887,285)
Sponsor Support repayment / special unit holder interest in liquidation	—	—
Net Asset Value	$292,821,091	$300,319,822
Number of outstanding shares	13,649,035	13,745,794

(1) Distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock.

(2) The distribution fee that is payable as of June 30, 2024 related to Class TX, Class T, Class S and Class D shares of common stock is shown in the table below.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share by class as of June 30, 2024.

NAV Per Share	Class AX, IX and I Shares	Class TX Shares	Class T Shares	Class D Shares	Class S Shares	Total
Total Gross Assets at Fair Value	$919,472,074	$2,141,231	$117,130,812	$48,733,924	$558,326	$1,088,036,367
Distribution fees due and payable	—	(737)	(22,433)	(2,743)	(107)	(26,020)
Debt obligations (at fair market value)	(408,123,421)	(950,422)	(51,990,516)	(21,631,386)	(247,822)	(482,943,567)
Due to related parties	(8,775,253)	(20,435)	(1,117,872)	(465,107)	(5,329)	(10,383,996)
Accounts payable and other liabilities	(15,245,673)	(35,504)	(1,942,134)	(808,051)	(9,257)	(18,040,619)
Accrued performance participation allocation	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(239,850,026)	(558,554)	(30,554,303)	(12,712,548)	(145,643)	(283,821,074)
Quarterly NAV	$247,477,701	$575,579	$31,503,554	$13,114,089	$150,168	$292,821,091
Number of outstanding shares	11,534,455	26,861	1,469,365	611,350	7,004	13,649,035
NAV per share	$21.46	$21.43	$21.44	$21.45	$21.44

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	June 30, 2024
Stockholders’ equity under U.S. GAAP	$ 509,436,413
Adjustments:
Unrealized depreciation of real estate	(70,970,591)
Unrealized appreciation of real estate-related assets	1,302,725
Organization and offering costs	—
Acquisition costs	(8,731,008)
Deferred financing costs, net	(4,133,382)
Accrued distribution fee(1)	(636)
Accumulated depreciation and amortization	108,150,715
Fair value adjustment of debt obligations	62,824,867
Deferred rent receivable	(12,498,113)
Derivative assets, at fair value	(8,738,825)
Non-controlling interests in subsidiaries	(283,821,074)
NAV	$ 292,821,091

Note: (1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock.

The valuations of our real properties as of June 30, 2024 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted-Average Basis
Exit Capitalization Rate	6.5%	6.1%	5.6%	6.0%	6.1%
Residual Discount Rate	7.2%	7.0%	6.8%	6.8%	7.0%
Average Holding Period (Yrs)	9.5	8.1	10.0	13.0	9.4

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted-Average Values
Exit Capitalization Rate	0.25% Increase	-2.4%	-2.8%	-2.6%	-2.0%	-2.6%
	0.25% Decrease	2.6%	3.1%	2.9%	2.2%	2.8%
Discount Rates	0.25% Increase	-1.7%	-1.6%	-1.9%	-2.2%	-1.7%
	0.25% Decrease	1.7%	1.6%	1.9%	2.2%	1.8%

d

June 30, 2024 Portfolio

As of June 30, 2024, lease expirations related to our net lease portfolio of real estate assets (excluding the SF Property), based on each asset’s fair value used in determining our NAV, were as follows:

•
2024 – 0.0%
•
2025 – 0.0%
•
2026 – 0.0%

•
2027 – 18.9%
•
2028 – 17.5%
•
2029 – 0.0%
•
2030 – 0.0%
•
2031 – 30.6%
•
2032 – 23.3%
•
2033 – 0.0%
•
After 2034 – 9.6%

As of June 30, 2024, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•
Multifamily – 36.3%
•
Single Tenant Office – 30.5%
•
Single Tenant Industrial – 29.9%
•
Single Tenant Life Sciences – 1.7%
•
Single Tenant Necessity Retail – 1.6%

As of June 30, 2024, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

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Texas – 31.2%
•
Ohio – 27.4%
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California – 14.4%
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South Carolina – 6.6%
•
Maryland – 5.9%
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Arizona – 4.4%
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Illinois – 2.5%
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Pennsylvania – 2.3%
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New Jersey – 2.1%
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Michigan – 1.6%
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Kansas – 1.3%
•
Indiana – 0.1%

As of June 30, 2024, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

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Common Equity – 95.2%
•
Mezzanine Loan – 2.5%
•
Preferred Equity – 2.3%

As of June 30, 2024, the maturity concentration of debt secured by our portfolio of real estate assets (including our credit facility, which makes up all debt maturing in 2024—2025, and has two one-year extension options), based on principal balances and adjusted for ownership percentage, was as follows:

•
2024 – 34.3%
•
2025 – 0.0%
•
2026 – 0.0%
•
2027 – 2.0%
•
2028 – 9.4%
•
2029 – 0.0%
•
2030 – 4.0%
•
2031 – 26.5%
•
2032 – 23.3%
•
2033 – 0.5%
•
After 2034 – 0.0%

As of June 30, 2024, the weighted average lease term remaining of our portfolio of real estate assets (excluding multifamily, mezzanine and preferred equity investments), based on each asset’s fair value used in determining our NAV, was 6.6 years.

As of June 30, 2024, the weighted average occupancy of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was 96.5%. For our industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of June 30, 2024, the total value of real estate assets (investment in real estate, investments in real estate- related assets, and investment in debt securities) used in determining our NAV was $1.0 billion. The total value of real estate assets, as adjusted for ownership percentage amounts to $487 million.

As of June 30, 2024, we held $6.8 million of cash and cash equivalents excluding restricted cash and a lender required cash reserve and have $23.6 million of available capacity to draw on our credit facility.

Extension of Credit Facility

On July 10, 2024, pursuant to the Credit Agreement, by and among the Company, Cantor Fitzgerald Income Trust Operating Partnership, LP, each of the entities identified as subsidiary guarantors, and Citizens Bank, N.A., individually as a lender and as an administrative agent for itself and other lenders dated as of July 23, 2021, as further amended as of February 2, 2022, January 26, 2023 and September 29, 2023, the Company exercised its first extension option thereby extending the maturity date of our credit facility to July 23, 2025.

Status of Our Offerings

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, aggregate issuance pursuant to the Offering consisted of (i) 139,233 shares of our common stock in the primary offering for total proceeds of $3.0 million and (ii) 61,631 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $1.4 million. On July 1, 2024, pursuant to the Offering, we issued and sold (i) 24,034 shares of our common stock in the primary offering for total proceeds of $ 0.5 million and (ii) 12,421 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $0.271 million. As of June 30, 2024, our aggregate NAV was $293 million. In the month ended June 30, 2024, we received repurchase requests that exceeded the applicable limits under our share repurchase program. Accordingly, on June 30, 2024, we repurchased 148,418 shares of common stock pursuant to our share repurchase program for aggregate consideration of $3.2 million, which represents 43% of repurchase requests. We intend to continue selling shares on a monthly basis.